* KW 3/10/14

14046609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkshire Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 19th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/14/14

OATH OR AFFIRMATION

I, R. Bruce Cameron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkshire Capital Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Julie E. Malave
Notary Public, State of New York
No. 01MA6059397
Qualified in New York County
Commission Expires July 2, 2015

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
O'CONNOR
DAVIES

Berkshire Capital Securities LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2013

PKF

Berkshire Capital Securities LLC
and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2013

PKF O'CONNOR DAVIES **PKF**

Independent Auditors' Report

The Board of Directors and Members of
Berkshire Capital Securities LLC

We have audited the accompanying consolidated statement of financial condition of Berkshire Capital Securities LLC and Subsidiary (the "Company") as of December 31, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We did not audit the statement of financial condition of Berkshire Capital Securities Limited, (Berkshire Capital) a wholly-owned foreign subsidiary, which statement reflects total assets of $284,254 and net assets of $162,575 as of December 31, 2013. That statement, which was prepared in accordance with applicable law in the United Kingdom and the Financial Reporting Standard for Smaller Entities (effective April 2008) (United Kingdom Generally Accepted Accounting Practice applicable to Smaller Entities) was audited by other auditors in accordance with applicable law and International Standards on Auditing (UK and Ireland), whose report has been furnished to us. We have applied audit procedures on the conversion adjustments to the statement of financial condition of Berkshire Capital, which conform that statement of financial condition to accounting principles generally accepted in the United States of America. Our opinion, insofar as it relates to the amounts included for Berkshire Capital, prior to these conversion adjustments, is based solely on the report of the other auditors. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, based on our audit and the report of other auditors, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of Berkshire Capital Securities LLC and Subsidiary as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PKF O'Connor Davies

New York, New York
February 24, 2014

Berkshire Capital Securities LLC and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and cash equivalents	$ 6,540,156
Client receivables, net of allowance for uncollectible fees of $5,000	265,073
Prepaid expenses	575,212
Due from members	239,250
Due from employee	50,000
Cash surrender value of officer's life insurance	26,146
Investments	141,274
Furniture, equipment and leasehold improvements, net	78,273
	$ 7,915,384
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,418,911
Profit sharing and bonuses payable	3,119,441
Deferred rent expense	125,110
Total Liabilities	4,663,462
Members' equity	3,251,922
	$ 7,915,384

See notes to the consolidated statement of financial condition

1. Organization

Berkshire Capital Securities LLC (the "Company"), a limited liability company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The Company transacts its investment banking business at offices in New York, Colorado and London. Berkshire Capital Securities Limited (the "Subsidiary"), its wholly-owned United Kingdom subsidiary conducts investment banking activities from its office in London, UK.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary. All material intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation and Use of Estimates

The accompanying consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less, at the time of purchase, to be cash equivalents.

Fair Value Measurements

The Company follows U.S. GAAP guidance on *Fair Value Measurements* which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable and are used to the extent that observable inputs do not exist.

2. Significant Accounting Policies (continued)

Investments Valuation

The Company's investments include non-marketable equity securities, which are not actively traded and are not quoted on an active exchange and, consequently, are less liquid than traditional investments. The fair value of non-marketable equity securities has been estimated by management.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Maintenance and repairs are charged to operations. Depreciation expense is calculated using the straight-line method over the respective assets' estimated useful life. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the lease term. The useful lives are as follows:

Office equipment	5-7 years
Furniture and fixtures	7 years
Leasehold improvements	5-10 years

Foreign Currency Translation

Assets and liabilities of the Subsidiary are in U.K. pound sterling and are translated at year-end exchange rates. Unrealized gains and losses resulting from foreign currency translation are included in other comprehensive loss. Accumulated comprehensive income at December 31, 2013 aggregated approximately $157,000.

Income Taxes

The Company is treated as a partnership for Federal and state income tax purposes and, accordingly, does not record an income tax provision because its members report their share of the Company's income or loss in their income tax returns. The Company's Subsidiary is a disregarded entity for U.S. tax purposes and therefore its operations are combined with the Company's operations for U.S. income tax reporting purposes. The Subsidiary is a limited company incorporated in the United Kingdom ("U.K.") and is subject to corporation tax requirements of the U.K. Government's Her Majesty's Revenue and Customs, whose tax is based on profits of limited companies.

2. Significant Accounting Policies *(continued)*

Accounting for Uncertainty in Income Taxes

The Company recognizes the effect of income tax positions only when they are more likely than not to be sustained. At December 31, 2013, management has determined that the Company and its subsidiary had no uncertain tax positions that would require financial statement recognition or disclosure. The Company is no longer subject to U.S. federal and state income tax examinations for periods prior to 2010. The Company's Subsidiary is no longer subject to U.K. tax examinations for periods prior to 2007.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the consolidated statement of financial condition was available to be issued, which date is February 24, 2014.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of approximately $1,903,000, which was approximately $1,592,000 in excess of its required net capital of approximately $311,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

4. Investments

The fair value of the Company's Level 3 private equity investments at December 31, 2013 is $141,274. There were no unrealized gains or losses relating to these instruments still held at the reporting date included in earnings other than the effect of foreign exchange rates. Based on management's analysis of the nature and risks of these investments, the reporting entity has determined that presenting them as a single class is appropriate. There were no transfers into or out of the level of the fair value hierarchy for assets measured at fair value in the current year.

4. Investments *(continued)*

The fair value of the Company's Level 3 investments has been estimated by management in the absence of readily determinable fair values. These investments are equity investments in private companies. The Company's valuation methodology is to compare the investment to those of publicly traded traditional investment managers which is a market approach. A discount is then applied to the valuation to reflect the lack of marketability of the shares owned compared to publicly traded shares and the lack of comparability of the subject company to those in the publicly traded market due to smaller size, less diversification of revenue and earnings, heightened level of key man risk, and other factors. The total discount is warranted by the Company's experience in the investment management business.

The redemption of these investments relies on the Company being able to locate a suitable buyer for its shares owned. The agreements with the private companies do not provide redemption features and the sale of the Company's interests is not guaranteed. There were no purchases, sales or realized gains and losses on private equity investments in the current year.

Investments Risks and Uncertainties

Investments consist of non-traditional, not readily marketable investments. Investments are carried at fair value. Because of the inherent uncertainty of valuations, the estimated fair values may differ significantly from the values that would have been used had a ready market for such investments existed or had such investments been liquidated, and those differences could be material.

5. Due from Members and Employee

During the year the Company extended loans totaling $50,000 to an employee and $239,250 to one of its members, Berkshire Capital Corporation with interest accruing on the unpaid principal at the applicable federal rate published by the Internal Revenue Service ("AFR").

6. Officer's Life Insurance

The Company maintains a life insurance policy on an executive of the Company. This policy is recorded at its cash surrender value which totaled $26,146 at December 31, 2013, in the consolidated statement of financial condition.

7. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2013:

Office equipment	$ 1,697,000
Furniture and fixtures	366,722
Leashold improvement	213,928
	$ 2,277,650
Accumulated depreciation	2,199,378
	$ 78,272

8. Loans Payable to Members

The Company had subordinated loans, totaling $500,000, due to three of its members which were all repaid during the year with interest. Borrowings under these agreements were subordinated to other liabilities and qualify as capital under the SEC's Net Capital Rule.

9. Employee Benefit Plan

The Company maintains a 401(k) plan for substantially all of its employees. The company may make discretionary profit sharing contributions as determined by the board of directors.

10. Equity Participation Program and Capital Interest

The Company has an equity participation program ("EPP") for key employees ("participants"). Under the terms of the EPP, participants may be eligible on an annual basis to allocate a portion of their compensation or at the discretion of the Company's compensation committee to purchase newly issued units of membership interest from the Company. The pricing of units purchased under the EPP is calculated annually based on the Company's earnings and year end book value.

The Company amended its operating agreement on March 18, 2013. This amendment permits the issuance of Class A and Class B member's interest. All Class A members shall have full voting rights. The Class B member's interest has significant limitations. Class B member's interest is not considered in the calculation of the company's equity participation price. For the year ended December 31, 2013, members' equity of $3,251,922 included 2,286 newly issued Class A units totaling $159,387. In calculating the EPP, the 1,192 newly issued Class B units, totaling $83,080, is excluded from equity.

For the year ended December 31, 2013, 1,245 units of membership interest were repurchased by the Company and 8,286 units of membership interest were purchased pursuant to the EPP.

11. Financial Instruments and Credit Risk Concentration

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, investments and client receivables. At times, cash balances exceed the Federal Deposit Insurance Corporation's insurable limit. This potentially subjects the Company to a concentration of credit risk. The Company has not experienced any losses in such accounts. The Company does not have a material concentration of credit risk with respect to client receivables, due to its generally short payment terms.

12. Commitments

The Company has offices in New York City, Colorado, and London. Leases for office space expire through June 30, 2018. An irrevocable stand-by letter of credit in the amount of approximately $500,000 was provided to the landlord in lieu of cash security for the New York City office. Operating leases are being accounted for on a straight line basis. Deferred rent of $125,110 represents the difference between cash payments for rent and the straight line basis.

Approximate future minimum rental payments at December 31, 2013, under all operating leases having an initial or remaining non-cancelable term of more than one year are shown below.

2014	$ 1,021,000
2015	996,000
2016	945,000
2017	926,000
2018	463,000
	$ 4,351,000

* * * * *

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP

O'Connor Davies, LLP is an independent member of
PKF North America and PKF International Ltd.